Exhibit 99.5

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol; KEI NASDAQ ticker symbol; KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY ANNOUNCES 15% YTD INCREASE IN

PRODUCTION AND 43% YTD INCREASE IN NET REVENUES

THOUSAND OAKS, CALIFORNIA, November 13, 2026 -

All amounts are in U.S. Dollars unless otherwise indicated:

THIRD QUARTER 2026 HIGHLIGHTS

●	Revenue, net of royalties was $18.3 million in the third quarter of 2026 compared to $15.0 million for the third quarter of 2025, which was an increase of 22% due to a 34% increase in average prices partially offset by a decrease in production of 9%
●	Net income in the third quarter of 2026 was $3.6 million and Basic EPS was $0.10/share, which was the same as in the third quarter of 2025. Net income in the third quarter of 2026 included a $2.4 million unrealized loss on commodity contracts compared to a $0.5 million unrealized loss on commodity contracts in the third quarter of 2025. The higher revenue in the third quarter of 2026 was offset by a $1.0 million realized loss on commodity contracts and the unrealized loss mentioned above
●	Adjusted EBITDA(1) was $13.3 million in the third quarter of 2026 compared to $11.1 million in the third quarter of 2025, an increase of 20%. The increase was primarily due to the increase in revenue partially offset by the realized loss on commodity contracts in 2026
●	Average production for the third quarter of 2026 was 3,867 BOEPD, a decrease of 9% compared to third quarter 2025 production of 4,254 BOEPD. The decrease in the third quarter of 2026 was primarily due to production on certain wells being temporarily shut in during the drilling and completion operations on the four new wells during the quarter along with normal production declines
●	Production and operating expense per barrel averaged $8.39 per BOE in the third quarter of 2026 compared to $7.37 per BOE in the third quarter of 2025, an increase of 14%. The increase was primarily due to higher severance taxes due to higher prices, workover costs on a non-operated well and higher chemical costs in 2026
●	Average netback from operations(2) for the third quarter of 2026 was $43.48 per BOE, an increase of 41% from the prior year third quarter due to higher prices. Average netback including commodity contracts(2) for the third quarter of 2026 was $40.55 per BOE, an increase of 31% from the prior year third quarter
●	In October 2026, the credit facility was redetermined with the same $75 million borrowing base. At September 30, 2026, the Company had $19.5 million of available borrowing capacity on its credit agreement.

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

KEI’s President and Chief Executive Officer, Wolf Regener commented:

“We are pleased with the Company’s performance for the first nine months of 2026 as we have continued to increase production, revenue and adjusted EBITDA from 2025 levels. For the third quarter of 2026, our revenue increased by 22% and our adjusted EBITDA increased by 20% compared to the third quarter of 2025 while production was down 9% due to temporarily shutting in some production during the drilling and completion operations on the four new wells and without bringing on any new wells since fourth quarter of 2025. As we recently announced, the Lovina 5-8-1HF well, which is our initial test of the False Caney bench, is performing very well with production averaging 636 BOEPD, which includes about 545 barrels of oil per day. Our 3 Clifton Mack wells are also performing well with recently announced combined production of about 1,911 BOEPD, which includes about 720 barrels of oil per day. All of these wells will contribute to our fourth quarter results which will further increase our production and cash flows at the end of 2026 and into 2027. After bringing on all of the new wells, our current production is approximately 5,700 BOE per day.”

	Third Quarter			First Nine Months
	2026	2025	%	2026	2025	%

Net Income:	$3,567	$3,598	(1)%	$16,064	$12,216	31%
Net income per basic common share	$0.10	$0.10	-%	$0.45	$0.34	32%
Net income per diluted share	$0.10	$0.10	-%	$0.45	$0.34	32%

Capital Expenditures	$19,787	$17,369	14%	$43,329	$44,220	(2)%
Adjusted EBITDA	$13,300	$11,064	20%	$44,552	$31,565	41%

Average Production (Boepd)	3,867	4,254	(9)%	4,412	3,851	15%
Average Price per BOE	$64.98	$48.38	34%	$63.23	$51.12	24%
Average Netback from operations(2) per Barrel	$43.48	$30.84	41%	$41.85	$32.86	27%
Average Netback including commodity contracts(2) per Barrel	$40.55	$30.89	31%	$39.79	$32.91	21%

	September 2026	June 2026	December 2025
Cash and Cash Equivalents	$4,384	$1,635	$2,797
Working Capital	$(12,579)	$(14,082)	$(12,573)
Borrowing capacity	$19,542	$30,542	$15,542

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

Third Quarter 2026 versus Third Quarter 2025

Oil and gas gross revenues totaled $23.1 million in the third quarter of 2026 versus $18.9 million in the third quarter of 2025. Oil gross revenues totaled $20.9 million in the third quarter of 2026 versus $16.5 million in the third quarter of 2025. Oil revenues increased 27% as oil price increases of 33% were partially offset by oil production decreases of 5%. Natural gas revenues increased by 28% as natural gas prices increased 26% and production increased 1%. Natural gas liquids (NGLs) revenues decreased by 34% as NGL production decreased 32% and prices decreased by 2%.

Average third quarter 2026 production per day decreased 387 BOEPD or 9% from the third quarter of 2025. The decrease was primarily due to production on certain wells being temporarily shut in during the drilling and completion operations on the four new wells during the quarter along with normal production declines.

Production and operating expenses were $2.5 million in both the third quarter of 2026 and 2025. Operating expense per barrel averaged $8.39 per BOE in the third quarter of 2026 compared to $7.37 per BOE in the third quarter of 2025, an increase of 14%. The increase was primarily due to higher severance taxes due to higher prices, workover costs on a non-operated well and higher chemical costs in 2026.

Finance expense increased by $3.0 million in the third quarter of 2026 due to realized losses on commodity contracts of $1.0 million and an increase in unrealized losses on commodity contracts of $2.0 million in the third quarter of 2026 compared to the same period in 2025.

FIRST NINE MONTHS 2026 HIGHLIGHTS

●	Average production for the nine months ended September 30, 2026 was 4,412 BOEPD, an increase of 15% from the average production of 3,851 BOEPD in the same period of 2025. The increase was primarily due to production on the wells that were drilled and completed in the fourth quarter of 2025
●	Revenue, net of royalties was $60.4 million in the first nine months of 2026 compared to $42.1 million for the first nine months of 2025, which was an increase of 43%, as production increased by 15% and average prices increased by 24%
●	Net income for the first nine months of 2026 was $16.1 million and Basic EPS was $0.45/share compared to net income of $12.2 million and Basic EPS was $0.34/share for the first nine months of 2025. The increase was primarily due to the increase in revenue partially offset by higher operating expenses and realized and unrealized losses on commodity contracts
●	Adjusted EBITDA(1) was $44.6 million for the nine months ended September 30, 2026 compared to $31.6 million for the comparable prior year period, an increase of 41%. The increase was primarily due to the increase in revenue partially offset by higher operating expenses and realized losses on commodity contracts
●	Production and operating expense per barrel averaged $8.43 per BOE in the first nine months of 2026 compared to $7.20 per BOE for the same period of 2025, an increase of 17%. The increase was primarily due to higher severance taxes due to higher prices, workover costs on a non-operated well and higher chemical and water hauling costs
●	Average netback from operations(2) for the first nine months of 2026 was $41.85 per BOE, an increase of 27% from the prior year period due to higher prices. Netback including commodity contracts(2) for the first nine months of 2026 was $39.79 per BOE which was 21% higher than the comparable prior year period

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

First Nine Months of 2026 versus First Nine Months of 2025

Oil and gas gross revenues totaled $76.2 million in the first nine months of 2026 versus $53.7 million in the first nine months of 2025, an increase of 42%. Oil revenues were $68.7 million in the first nine months of 2026 versus $46.5 million in the same period of 2025, an increase of 48%, as average oil prices increased by 26% and production increased by 17%. Natural gas revenues decreased by 9% due to an average natural gas price decrease of 7% and a 2% decrease in natural gas production. NGL revenue increased by 12% due to an increase in NGL production of 18% partially offset by a 5% price decrease.

Average production per day for the first nine months of 2026 increased 15% to 4,412 BOEPD from the prior year comparable period. The increase is due to production from the wells that were drilled and completed in the fourth quarter of 2025.

Production and operating expenses increased to $8.9 million or 37% in the first nine months of 2026 compared to the prior year period. Production and operating expense per barrel averaged $8.43 per BOE in the first nine months of 2026 compared to $7.20 per BOE for the same period of 2025, an increase of 17%. The increase was primarily due to higher severance taxes due to higher prices, workover costs on a non-operated well, higher water hauling costs in the first half of the year and higher chemical costs in 2026.

General and administrative expenses were $4.5 million in the first nine months of 2026 compared to $4.1 million in the comparable prior year period due to an increase in consulting and legal costs.

Finance expense increased by $6.5 million in the first nine months of 2026 due to a $3.2 million unrealized loss on commodity contracts and a $2.5 million realized losses on commodity contracts in 2026.

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	September 30 2026	December 31 2025
Current Assets
Cash and cash equivalents	$4,384	$2,797
Accounts receivable and other receivables	10,367	8,070
Deposits and prepaid expenses	932	769
Fair value of commodity contracts	-	393
	15,683	12,029

Non-current assets
Property, plant and equipment	310,656	280,172
Right of use assets	1,226	1,741
	311,882	281,913

Total Assets	$327,565	$293,942

Current Liabilities
Accounts payable and other payables	$25,100	$23,183
Lease liabilities	1,114	1,419
Fair value of commodity contracts	2,048	-
	28,262	24,602

Non-current liabilities
Loans and borrowings	54,786	48,757
Asset retirement obligations	2,496	2,259
Deferred income taxes	19,007	14,083
Lease liabilities	161	365
Fair value of commodity contracts	226	-
	76,676	65,464

Equity
Shareholders’ capital	296,396	294,300
Treasury stock	-	(202)
Contributed surplus	26,572	26,183
Accumulated deficit	(100,341)	(116,405)
Total Equity	222,627	203,876

Total Equity and Liabilities	$327,565	$293,942

  KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

($000 except as noted)

	Third Quarter		First Nine Months
	2026	2025	2026	2025

Oil and natural gas revenue, net	$18,310	$14,956	$60,421	$42,116
Other income	60	238	61	564
	18,370	15,194	60,482	42,680

Production and operating expenses	2,549	2,500	8,860	6,465
Depletion and depreciation expense	4,293	4,555	14,434	12,134
General and administrative expenses	1,418	1,410	4,518	4,144
Stock based compensation	786	512	2,079	1,237
	9,046	8,977	29,891	23,980

Finance income	6	28	10	84
Finance expense	(4,381)	(1,419)	(8,968)	(2,423)
Income tax expense	(1,382)	(1,228)	(5,569)	(4,145)
Net income	3,567	3,598	16,064	12,216

Basic net income per share	$0.10	$0.10	$0.45	$0.34
Diluted net income per share	$0.10	$0.10	$0.45	$0.34

KOLIBRI GLOBAL ENERGY INC.

THIRD QUARTER 2026

(Unaudited, expressed in Thousands of United States dollars, except as noted)

	Third Quarter		First Nine Months
	2026	2025	2026	2025
Oil gross revenue	$20,932	$16,518	$68,749	$46,546
Gas gross revenue	1,227	962	2,800	3,089
NGL gross revenue	961	1,454	4,615	4,109
Oil and Gas gross revenue	23,120	18,934	76,164	53,744

Adjusted EBITDA(1)	13,300	11,064	44,552	31,565
Capital expenditures	19,787	17,369	43,329	44,220

Average oil production (Bopd)	2,676	2,809	3,041	2,589
Average natural gas production (mcf/d)	3,901	3,861	3,431	3,515
Average NGL production (Boepd)	541	801	799	676
Average production (Boepd)	3,867	4,254	4,412	3,851
Average oil price ($/bbl)	$85.01	$63.93	$82.82	$65.85
Average natural gas price ($/mcf)	$3.42	$2.71	$2.99	$3.22
Average NGL price ($/bbl)	$19.30	$19.74	$21.16	$22.27

Average price ($/BOE)	$64.98	$48.38	$63.23	$51.12
Royalties ($/BOE)	13.11	10.17	12.95	11.06
Operating expenses ($/BOE)	8.39	7.37	8.43	7.20
Netback from operations(2) ($/BOE)	$43.48	$30.84	$41.85	$32.86
Price impact from commodity contracts(3) ($/BOE)	(2.93)	0.05	(2.06)	0.05
Netback including commodity contracts(2) ($/BOE)	$40.55	$30.89	$39.79	$32.91

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(3)	Price impact from commodity contracts includes the positive or negative adjustment to the average price per barrel that the Company realized from its commodity contracts.

The information outlined above is extracted from and should be read in conjunction with the Company’s unaudited financial statements for the three and nine months ended September 30, 2026 and the related management’s discussion and analysis thereof, copies of which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

NON-GAAP MEASURES

Netback from operations, netback including commodity contracts and adjusted EBITDA (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of the composition of the Company’s Non-GAAP Measures, how the Company’s Non-GAAP Measures provide useful information to an investor and the purposes for which the Company’s management uses the Non-GAAP Measures is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedarplus.ca and is incorporated by reference into this earnings release.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income, which the Company considers to be the most directly comparable financial measure that is disclosed in the Company’s financial statements:

(US $000)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net income	3,567	3,598	16,064	12,216

Adjustments:
Income tax expense	1,382	1,228	5,569	4,145
Finance income	(6)	(28)	(10)	(84)
Finance expense	4,381	1,419	8,968	2,423
Share based compensation	786	512	2,079	1,237
General and administrative expenses	1,418	1,410	4,518	4,144
Depletion, depreciation and amortization	4,293	4,555	14,434	12,134
Other income	(60)	(238)	(61)	(564)
Netback from operations	15,761	12,456	51,561	35,651

Netback from operations per BOE	43.48	30.84	41.85	32.86

Adjusted EBITDA is calculated as net income before interest, taxes, depletion and depreciation and other non-cash and non-operating gains and losses. The Company considers this a key measure as it demonstrates its ability to generate cash from operations necessary for future growth excluding non-cash items, gains and losses that are not part of the normal operations of the Company and financing costs. The following is the reconciliation of the non-GAAP measure adjusted EBITDA:

(US $000)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Net income	3,567	3,598	16,064	12,216
Income tax expense	1,382	1,228	5,569	4,145
Depletion and depreciation expense	4,293	4,555	14,434	12,134
Accretion expense	64	64	194	188
Interest expense	841	890	3,123	2,226
Unrealized (gain) loss on commodity contracts	2,433	464	3,160	9
Stock based compensation	786	512	2,079	1,237
Interest income	(5)	(10)	(7)	(26)
Other income	(60)	(238)	(61)	(564)
Foreign currency (gain) loss	(1)	1	(3)	-

Adjusted EBITDA	13,300	11,064	44,552	31,565

Product Type Disclosure

This news release includes references to sales volumes of “oil”, “natural gas”, and “barrels of oil equivalent” or “BOEs”. “Oil” refers to light crude oil and medium crude oil combined, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this news release in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“BOEs”) to reflect natural gas liquids and oil production and sales. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

Caution Regarding Forward-Looking Information

This release contains forward-looking information including information regarding the proposed timing and expected results of exploratory and development work including production from the Company’s Tishomingo field, Oklahoma acreage, expectations regarding cash flow and continued growth in the fourth quarter, the Company’s reserves based loan facility, including scheduled repayments, expected hedging levels and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements.

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled and that declines will match the modeling, that future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with management’s expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserves-based loan facility and that the borrowing base will not be reduced, that funds will be available from the Company’s reserves based loan facility when required to fund planned operations, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward-looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: any of the assumptions on which such forward-looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, anticipated results and estimated costs will not be consistent with management’s expectations, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks including flooding and extended interruptions due to inclement or hazardous weather), the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company will cease to be in compliance with the covenants under its reserves-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base re-determination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that funding is not available from the Company’s reserves based loan facility at the times or in the amounts required for planned operations, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section, the Company’s most recent management’s discussion and analysis and the Company’s other public disclosure, available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

With respect to estimated reserves, the evaluation of the Company’s reserves is based on a limited number of wells with limited production history and includes a number of assumptions relating to factors such as availability of capital to fund required infrastructure, commodity prices, production performance of the wells drilled, successful drilling of infill wells, the assumed effects of regulation by government agencies and future capital and operating costs. All of these estimates will vary from actual results. Estimates of the recoverable oil and natural gas reserves attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, may vary. The Company’s actual production, revenues, taxes, development and operating expenditures with respect to its reserves will vary from such estimates, and such variances could be material. In addition to the foregoing, other significant factors or uncertainties that may affect either the Company’s reserves or the future net revenue associated with such reserves include material changes to existing taxation or royalty rates and/or regulations, and changes to environmental laws and regulations.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this release is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener, President and Chief Executive Officer +1 (805) 484-3613

Email: investorrelations@kolibrienergy.com

Website: www.kolibrienergy.com